PE 2/5/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005467

February 5, 2015

Cheri L. Peper
Apache Corporation
cheri.peper@apachecorp.com

Re: Apache Corporation
Incoming letter dated January 2, 2015

Dear Ms. Peper:

This is in response to your letter dated January 2, 2015 concerning the shareholder proposal submitted to Apache by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Apache's intention to exclude the proposal from Apache's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Apache may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



January 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: "Proxy Access" Stockholder Proposal Submitted to Apache Corporation by the New York City Pension Funds

Ladies and Gentlemen:

Apache Corporation, a Delaware corporation (the "Company"), is writing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") that, pursuant to Rule 14a-8(i)(9), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") a stockholder proposal and the statement in support thereof (the "Proposal") submitted by the New York City Pension Funds (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") amend the Company's bylaws to create a "proxy access" bylaw, which would require that the Company include in its proxy materials the director nominees of certain Company stockholders. A copy of the Proposal is attached as Exhibit A hereto.

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the SEC email address, shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) of the Exchange Act, the Company (i) has filed this letter with the SEC no later than eighty calendar days before it intends to file its definitive 2015 Proxy Materials with the SEC; and (ii) is simultaneously sending a copy of this letter and its attachment to the Proponent as notice of its intention to exclude the Proposal and supporting statement from the Proxy Materials and the reasons for the omission.

The Proposal

The Proposal requests that the Board adopt a "proxy access" bylaw pursuant to which any stockholder or group of stockholders that collectively hold at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Proposal, stockholders would be permitted to nominate up to 25% of the Company's Board. Specifically, the Proposal provides in pertinent part:

RESOLVED: Shareholders of Apache Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one-quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The Company's Proposal

The Company's Board has determined to submit a proposal to stockholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of amendments to the Company's bylaws (the "Bylaw Amendments") to permit any stockholder or group of stockholders owning 5% or more of the Company's common stock for at least the previous three years to nominate candidates for election to the Board and require the Company to list such nominees in the Company's proxy statement. Under the Company Proposal, such a stockholder would be permitted to nominate up to the greater of (x) one director or (y) 10% of the directors in office at the time of nomination.

Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal, which will be included in the 2015 Proxy Materials and because there would inconsistent and ambiguous results if both proposals are submitted for stockholder approval in the same meeting.

Analysis

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal

A company may exclude a stockholder proposal from its proxy materials pursuant to Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The SEC has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998). For example, the Staff recently granted no-action relief under Rule 14a-8(i)(9) with respect to a stockholder proposal seeking to allow holders of 10% of a company's stock to call special meetings where the conflicting company proposal would have limited such a right to a stockholder that owned 25% of the company's stock. *See United Natural Foods, Inc.* (September 10, 2014). The position taken by the Staff in the *United Natural Foods* no-action letter is consistent with numerous other no-action letters involving stockholder proposals seeking the right for stockholders to call special meetings. *See e.g. Stericycle, Inc.* (March 7, 2014) (stockholder proposal seeking the right for holders of 15% of the company's common stock to be able to call a special meeting conflicted with a company-sponsored proposal that would have permitted holders of 25% of the company's common stock to call a special meeting); *Verisign, Inc.* (February 24, 2014) (stockholder proposal seeking the right for holders of 15% of the company's common stock to be able to call a special meeting conflicted with a company-sponsored proposal that would have permitted holders of 35% of the company's common stock to call a special meeting); *Harris Corporation* (July 20, 2012) (stockholder proposal seeking the right for holders of 10% of the company's common stock to be able to call a special meeting conflicted with a company-sponsored proposal that would have permitted holders of 35% of the company's common stock to call a special meeting).

Along similar lines, the Staff has allowed the exclusion of stockholder proposals requesting the adoption of a simple majority voting standard where such proposals conflicted with company proposals that modified, but did not eliminate, pre-existing supermajority provisions. *See e.g., SUPERVALU Inc.* (April 20, 2012) (stockholder proposal to adopt a simple majority voting standard conflicted with a company proposal to lower a 75% voting standard to 66-2/3% voting standard); *Duke Energy Corp.* (Mar. 2, 2012) (stockholder proposal to adopt a simple majority voting standard conflicted with a company proposal to lower an 80% voting standard to 75%)

As was the case in each of the foregoing no-action letters, the Company Proposal directly conflicts with the Proposal. As noted above, the Proposal requests that the Company adopt a proxy access bylaw pursuant to which any stockholder or group of stockholders that collectively hold at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates representing up to 25% of the Company's Board and have such nominees listed with the Board's nominees in the Company's proxy statement. In contrast, the Company Proposal would allow a stockholder or group of stockholders that collectively hold at least 5% of the Company's shares continuously for three years to nominate candidates representing up to the greater of (x) one director or (y) 10% of the Company's Board and have such nominees listed with the Board's nominees in the Company's proxy statement.

The Company Proposal directly conflicts with the Proposal in meaningful ways:

- the Company Proposal would limit the proxy access right to stockholders owning at least 5% of the Company's stock, as compared to the Proposal, which would confer such a right on a stockholder or group of stockholders owning 3% of the Company's common stock; and

- the Company Proposal would allow a qualified stockholder or group of stockholders to nominate up to the greater of (x) one director or (y) 10% of the Board, as compared to the Proposal, which would allow a qualified stockholder or group of stockholders to nominate up to 25% of the Board.

Because of these differences, the Proposal conflicts with the Company Proposal. Submitting the Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's stockholders and would result in inconsistent and ambiguous results. Consequently, the Company is entitled to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(9). In fact, the Staff recently allowed Whole Foods Market, Inc. to exclude a proxy access proposal from its proxy materials for similar reasons.

In a no-action response dated December 1, 2014, the Staff agreed with Whole Foods Market, Inc. that it could exclude a proxy access proposal from its proxy materials on the basis that Whole Foods planned to submit its own proxy access proposal at its 2015 annual meeting of stockholders. *See Whole Foods Market, Inc.* (December 1, 2014). The stockholder proposal that was the subject of that letter sought a proxy access bylaw that would have allowed a stockholder or group of stockholders that collectively held at least 3% of the company's shares continuously for three years to nominate candidates representing up to 20% of the company's board and have such nominees listed with the board's nominees in the company's proxy statement. In contrast, the proxy access bylaw to be sponsored by Whole Foods and included in its proxy materials would have allowed a stockholder (but not a group of stockholders) that owned 9% or more of the company's stock for five years to nominate one director or up to 10% of the board. Based on these differences, Whole Foods took the position that it could exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(9). In granting no-action relief, the Staff noted:

> There appears to be some basis for your view that Whole Foods Market may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Whole Foods Market to amend Whole Foods Market's bylaws to allow any shareholder owning 9% or more of Whole Foods Market's common stock for five years to nominate candidates for election to the board and require Whole Foods Market to list such nominees with the board's nominees in Whole Foods Market's proxy statement. You indicate that the proposal and the proposal sponsored by Whole Foods Market directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the stockholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Whole Foods Market omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

The Company believes that the facts in the present instance are analogous to those in *Whole Foods Market*. Similar to *Whole Foods Market*, the Proposal and the Company Proposal propose different ownership requirements (3% of the company's common stock as compared to 9% of the company's common stock in *Whole Foods Market*; 3% of the Company's common stock as compared to 5% of the Company's common stock in the instant case), and different numbers of directors that can be nominated (20% of the board as compared to 10% of the board in *Whole Foods Market*; 25% of the Board as compared to 10% of the Board in the instant case). In *Whole Foods Market*, the Staff agreed with Whole Foods that these differences provided a basis for exclusion under Rule 14a-8(i)(9). The Company believes that the Staff should reach the same conclusion here.

Conclusion

Based on the foregoing analysis and prior Staff's Rule 14a-8 no-action decisions, most notably the recent Staff decision in *Whole Foods Market*, the Company respectfully requests that the Staff concur that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because (a) the Proposal conflicts with the Company Proposal and (b) the submission of both proposals for stockholder approval could provide inconsistent and ambiguous results.

* * * * *

The Company anticipates that preliminary 2015 Proxy Materials will be submitted to the SEC on or about February 27, 2015. Accordingly, we would appreciate it greatly if the Staff could review and respond to this no-action request by or before Monday, February 23, 2015.

If the Staff disagrees with the Company's view that it can omit the Proposal, the Company requests the opportunity to confer with the Staff prior to the final determination of the Staff's position. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (713) 296-6000.

Sincerely,

APACHE CORPORATION

By: ______________________

Cheri L. Peper
Corporate Secretary

Exhibit A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 29, 2014

Mr. C. L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd.
Suite 100
Houston, TX 77056

Dear Mr. Peper:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Apache Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Apache Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: Apache Corp **Cusip #: 037411105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 377,271 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: Apache Corp **Cusip #: 037411105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 427,568 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: Apache Corp **Cusip #: 037411105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund	97,642 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: Apache Corp **Cusip #: 037411105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 34,556 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: Apache Corp **Cusip #: 037411105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 27,496 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: APACHE CORP

Cusip: 037411105

Shares: 333,341

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: APACHE CORP

Cusip: 037411105

Shares: 380,058

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: APACHE CORP

Cusip: 037411105

Shares: 93,496

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 764-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: APACHE CORP

Cusip: 037411105

Shares: 30,756

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: APACHE CORP

Cusip: 037411105

Shares: 24,284

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President